FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 2/8/2018

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                           Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing Ternium entered into an agreement with Nippon Steel & Sumitomo Metal Corporation regarding governance of Usiminas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio

Name: Pablo Brizzio

Title: Chief Financial Officer

Dated: February 8, 2018

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 8389

www.ternium.com

Ternium Announces Agreement with NSSMC Regarding Governance of Usiminas

Luxembourg, February 8, 2018 – Ternium S.A. (NYSE: TX) announced today that its subsidiary Ternium Investments S.à.r.l. (“Ternium”) entered into a binding and immediately effective agreement (the “Agreement”) with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), establishing certain new governance rules for Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) as well as certain undertakings for the settlement of legal disputes.

The new governance rules for Usiminas include, among others, an alternation mechanism for the nomination of each of the CEO and the Chairman of the Board of Directors, as well as a new mechanism for the nomination of other members of Usiminas’ Executive Board. In addition, the Agreement incorporates an exit mechanism.

The right to nominate the CEO and the Chairman will alternate between Ternium and NSSMC at every 4-year interval, comprising two consecutive 2-year terms.  For the initial four years, Ternium will be entitled to nominate the CEO and NSSMC will be entitled to nominate the Chairman. Initially, Ternium and NSSMC intend to nominate Sergio Leite as Usiminas’ CEO and Ruy Hirschheimer as Usiminas’ Chairman of the Board, respectively. The Executive Board will be composed of six members, including the CEO and five Vice-Presidents, with Ternium and NSSMC nominating three members each.

The Agreement includes an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the existing Usiminas shareholders' agreement after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ Executive Board in May 2018. Such buy-and-sell procedure would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other party.

As part of this agreement, Ternium and NSSMC will take all necessary steps to amicably terminate or resolve all pending judicial and administrative disputes involving Ternium, NSSMC, their affiliates or Usiminas, as well as current and former members of Usiminas’ managerial bodies, that have arisen in the past few years in connection with Usiminas, with a view to rebuilding their mutual trust and strengthening their joint partnership in Usiminas.

Usiminas has been steadily improving its profitability and financial strength, as shown in recent financial statements, after overcoming certain financial difficulties by actively implementing various measures, including the optimization of its production structure, a capital increase and a debt restructuring. Ternium, together with NSSMC, is committed to moving forward with the turnaround of Usiminas and the enhancement of its competitiveness and corporate value in the best interest of Usiminas and all of its stakeholders.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.